Contact

www.linkedin.com/in/erin-
burchik-44b6401a1 (LinkedIn)

Top Skills

Entrepreneurship

Nonprofit Organizations

Family Therapy

Erin Burchik

Founder at Keepsake Tales

Atlanta Metropolitan Area

Experience

Keepsake Tales

Founder

September 2019 - Present (1 year 9 months)

Creating the most personalized children's books in the world so that every kid
can see themselves represented in their favorite book.

groundsweller

Growth Strategist

January 2020 - Present (1 year 5 months)

Marketing and growth strategy consultant for founder led businesses and
organizations.

Live Fully Scholar

Co-Founder

August 2016 - August 2019 (3 years 1 month)

Developed and distributed faith-based high school curriculum in hundreds of
schools.

The Joy Market

Founder

October 2014 - December 2018 (4 years 3 months)

Wrote and published children's books that funded projects for kids around the
world.

Education

The University of Georgia

Master's degree, Social Work · (2004 - 2008)